SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

433000106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 11

CUSIP # 433000106	Page 2 of 11

1	NAME OF REPORTING PERSONS NewView Capital Fund I, L.P. (“NVC Fund I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,935,444 shares, except that NewView Capital Partners I, LLC (“NVC Partners I”), the general partner of NVC Fund I, may be deemed to have sole power to vote these shares, and Ravi Viswanathan (“Viswanathan”), the managing member of NVC Partners I, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,935,444 shares, except that NVC Partners I, the general partner of NVC Fund I, may be deemed to have sole power to dispose of these shares, and Viswanathan, the managing member of NVC Partners I, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,935,444
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP # 433000106	Page 3 of 11

1	NAME OF REPORTING PERSONS NewView Capital Partners I, LLC (“NVC Partners I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,935,444 shares, all of which shares are directly owned by NewView Capital Fund I, L.P. (“NVC Fund I”). NVC Partners I, the general partner of NVC Fund I, may be deemed to have sole power to vote these shares, and Ravi Viswanathan (“Viswanathan”), the managing member of NVC Partners I, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,935,444 shares, all of which shares are directly owned by NVC Fund I. NVC Partners I, the general partner of NVC Fund I, may be deemed to have sole power to dispose of these shares, and Viswanathan, the managing member of NVC Partners I, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,935,444
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 433000106	Page 4 of 11

1	NAME OF REPORTING PERSONS NewView HMS SPV, LLC (“HMS SPV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 433000106	Page 5 of 11

1	NAME OF REPORTING PERSONS NewView HMS SPV Partners, LLC (“HMS Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 433000106	Page 6 of 11

1	NAME OF REPORTING PERSONS Ravi Viswanathan (“Viswanathan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,935,444 shares, all of which are directly owned by NewView Capital Fund I, L.P. (“NVC Fund I”). Viswanathan is the managing member of NewView Capital Partners I, LLC (“NVC Partners I”), which is the general partner of NVC Fund I. Viswanathan may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,935,444 shares, all of which are directly owned by NVC Fund I. Viswanathan is the managing member of NVC Partners I, which is the general partner of NVC Fund I. Viswanathan may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,935,444
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.0%
12	TYPE OF REPORTING PERSON	IN

CUSIP # 433000106	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER

Hims & Hers Health, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2269 Chestnut Street, #523

San Francisco, CA 94123

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by NewView Capital Fund I, L.P., a Delaware limited partnership (“NVC Fund I”), NewView Capital Partners I, LLC, a Delaware limited liability company (“NVC Partners I”), NewView HMS SPV, LLC, a Delaware limited liability company (“HMS SPV”), NewView HMS SPV Partners, LLC, a Delaware limited liability company (“HMS Partners”), and Ravi Viswanathan (“Viswanathan”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o NewView Capital Management, LLC

1201 Howard Avenue, Suite 101
Burlingame, California 94010

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001

ITEM 2(E)	CUSIP NUMBER

433000106

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of June 2, 2023 (based on 200,941,441 shares of Class A common stock outstanding as of May 5, 2023 as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2023). This Schedule is being filed prior to December 31, 2023 because HMS SPV and HMS Partners will be dissolved prior to such date.

CUSIP # 433000106	Page 8 of 11

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of NVC Fund I, or the limited liability company agreement of NVC Partners I, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP # 433000106	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2023

NEWVIEW CAPITAL FUND I, L.P.

By:	NEWVIEW CAPITAL PARTNERS I, LLC
Its:	General Partner

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan
Title:	Managing Member

NEWVIEW CAPITAL PARTNERS I, LLC

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan
Title:	Managing Member

NEWVIEW HMS SPV, LLC

By:	NEWVIEW HMS SPV Partners, LLC
Its:	Managing Member

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan
Title:	Managing Member

NEWVIEW HMS SPV Partners, LLC

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan
Title:	Managing Member

RAVI VISWANATHAN

By:	/s/ Ravi Viswanathan
Name:	Ravi Viswanathan

CUSIP # 433000106	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP # 433000106	Page 11 of 11

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.